Exhibit 12.2

Northwest Airlines Corporation

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK REQUIREMENTS

(Dollars in millions)

	Three months ended June 30				Six months ended June 30
	2005		2004		2005	2004
Earnings:

Income (loss) before income taxes and cumulative effect of accounting change	$(226)		$(175)		$(681)	$(398)
Less: Income (loss) from less than 50% owned investees	1		1		4	2
Add:
Rent expense representative of interest (1)	75		63		137	125
Interest expense net of capitalized interest	151		118		295	242
Interest of preferred security holder	—		—		—	—
Amortization of debt discount and expense	8		7		15	15
Amortization of interest capitalized	2		2		4	4

Adjusted earnings	$9		$14		$(234)	$(14)

Fixed charges and preferred stock requirements:

Rent expense representative of interest (1)	$75		$63		$137	$125
Interest expense net of capitalized interest	151		118		295	242
Preferred stock requirements	8		7		16	14
Interest of preferred security holder	—		—		—	—
Amortization of debt discount and expense	8		7		15	15
Capitalized interest	2		2		4	4

Fixed charges and preferred stock requirements	$244		$197		$467	$400

Ratio of earnings to fixed charges and preferred stock requirements	—	(2)	—	(3)	— (2)	— (3)

(1)  Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)  Earnings were inadequate to cover fixed charges by $235 million and $701 million for the three and six months ended June 30, 2005, respectively.

(3)  Earnings were inadequate to cover fixed charges by $183 million and $414 million for the three and six months ended June 30, 2004, respectively.